FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

6 March, 2006

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06011689

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 6 March, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

FIDELITY INTERNATIONAL LIMITED'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed by a change in the holding of Fidelity International Limited and its direct and indirect subsidiaries of the paid up share capital of KCI Konecranes Plc.

On March 2, 2006 the holdings of Fidelity International Limited and its direct and indirect subsidiaries were in possession 753 300 KCI Konecranes shares. This holding represents 5.16 % of the share capital and voting rights of KCI Konecranes Plc.

Holdings between the subsidiaries were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
Fidelity European Fund	213 925	1.47
Fidelity European Values Plc	41 850	0.29
Fifteen Re Fidelity	60 900	0.42
STC Intl Equity Fund - Row	10 800	0.07
SGE MM Row	6 200	0.04
GEC 1972 PLN GLB Eqty FD - Row	12 200	0.08
Church Comm For England - Row	8 600	0.06
British Energy Gen Grp - Row	5 000	0.03
IBM Denm Select - Global Ex - US	3 300	0.02
Accident Rehab & CMP - GLB Ex - US	19 500	0.13
IBM Austria Global Ex US	1 200	0.01
AFP Unilever Schweiz - GBL Ex US	1 800	0.01
Deutsche Arzte - Row	3 100	0.02
Norges Bank EUR Ex UK Ex Norwy	95 800	0.66
FMT_GL Row	13 200	0.09
East Sussex Cnty Council - Row	9 600	0.07
Chevron Texaco UK Pns PL - Row	6 400	0.04
Australia - Funds SA	22 300	0.15
Saint-Gobain UK Pension Scheme	14 400	0.10
Shell Austria Pensionskasse AG	3 600	0.02
DBI - Fonds DSPT - A1	9 500	0.07
NPC Trust - Active 1 - Row	2 400	0.02
Stichting Bedrijf Voor De Meta	64 000	0.44
GM Investment Trustees Ltd	10 700	0.07
Victorian Funds Mgmt Corp	7 600	0.05
A/C 16MSFSLE	26 200	0.18
Fidelity European Cycl Plt Fd	466	0.00
SPH-Select Europe	18 000	0.12
SPMS-Select Europe	11 800	0.08
Fidelity Select Global Eq Fund	1 900	0.01
Fid Instl Select Europe Eq Fd	11 800	0.08
Fidelity International Fund	3 300	0.02
Co-operative GRP Pens - RW	7 400	0.05
GKN Group Pension Scheme - Row	9 700	0.07
Unilever (Superann) Ireland - Row	4 600	0.03
IBM Irel Sel Glbl Equities Row	600	0.00
IBM Austria Select Glbl Eq Row	1 600	0.01
European Equity Mkt Neut Long	8 059	0.06
TOTAL	753 300	5.16

On the basis of a previous announcement, Fidelity Limited and its direct and indirect subsidiaries were in possession of 4.94 % of the share capital and the voting rights of KCI Konecranes Plc on September 12, 2002.

KCI Konecranes has only one class of shares and each share entitles to one vote.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR Manager,
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media